XS cargo

15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297


07020610

SUPPL

January 22, 2007


SEC MAIL
JAN 2 4 2007
WASH, D.C.
185

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Distributions press release dated December 18, 2006; and,
2. Distributions and fourth quarter and year end preliminary update press release dated January 22, 2007.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo GP Inc.
Administrator for XS Cargo Income Fund

Enclosures

File No. 82-34949





XS Cargo Income Fund
TSX: XSC.UN

DECEMBER 18, 2006 - 23:06 ET

XS Cargo Income Fund Announces December Cash Distribution

EDMONTON, ALBERTA--(CCNMatthews - Dec. 18, 2006) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) announced today a cash distribution of $0.103125 per trust unit for the month of December, 2006. The distribution will be paid on January 15, 2007 to holders of record of trust units on December 31, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 35 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland and Nova Scotia. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

INDUSTRY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings

File No. 82-34949



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Print Release



XS Cargo Income Fund
TSX: XSC.UN

JANUARY 22, 2007 - 08:00 ET

XS Cargo Income Fund Announces January Cash Distribution and Fourth Quarter and Year End Preliminary Update

EDMONTON, ALBERTA--(CCNMatthews - Jan. 22, 2007) - XS Cargo Income Fund (TSX:XSC.UN) (the "Fund") announced today that preliminary, unaudited fourth quarter sales were approximately $42.3 million, an increase of 16% over the fourth quarter of 2005; earnings before non-controlling interest were in the range of approximately $0.33 to $0.37 per unit; and EBITDA (1) was in the range of approximately $5.0 to $5.5 million. For the year, the preliminary, unaudited sales were approximately $116.8 million, an increase of 20% over 2005; earnings before non-controlling interest were in the range of approximately $0.88 to $0.92 per unit; and EBITDA (1) was in the range of approximately $14.2 to $14.7 million. Fourth quarter and audited year-end results are scheduled to be released on March 19, 2007.

"Although these results are lower than anticipated, the fundamentals of our business are strong, with overall revenue growth in 2006 of 20% and gross margin percentages holding steady. Difficulties encountered with our computer system resulted in sub-optimal inventory allocation and lower than expected sales in October and November." said Michael McKenna, Chief Executive Officer and President. "We are encouraged that sales were very strong in the three weeks leading into Christmas. However, they were not sufficient to compensate for the inventory allocation problems at the beginning of the quarter and slower than expected boxing week sales."

"We are examining our distribution and point-of-sale system and are confident that we can satisfactorily address the inventory allocation problems in 2007 through either improvements to our existing system or through implementation of a new one. Our expansion over the past 2 years has been successful. All 16 stores opened during that period have been profitable since inception and we plan to accelerate our expansion through 2007."

The Fund also announced today a cash distribution of $0.103125 per trust unit for the month of January 2007. The distribution will be paid on February 15, 2007 to holders of record of trust units on January 31, 2007.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

(1) NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes.

EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that EBITDA should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed

elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

ABOUT THE FUND

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 35 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland and Nova Scotia. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

INDUSTRY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings